

August 16, 2011

Via E-mail
Russell Haraburda
President and Chief Executive Officer
EnviraTrends, Inc.
1900 Main Street, Suite 312
Sarasota, FL 34236

> **Re:** **EnviraTrends, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 2, 2011**
> **File No. 333-164086**

Dear Mr. Haraburda:

We have reviewed your amended registration statement filed on August 2, 2011 and response letter dated August 1, 2011 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Summary, page 6

1. Please revise to ensure that the amounts presented here agree to the amounts presented on the face of your financial statements. Currently, several of the balance sheet amounts and statement of operations amounts as presented here are different from the amounts presented on the face of your financial statements.

Financial Statements as of March 31, 2011

General

2. We have reviewed your response to comment four in our letter dated June 7, 2011. Please include interim financial statements for the period ended June 30, 2011. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Financial Statements for the Year Ended September 30, 2010

Note 1 – Summary of Significant Accounting Policies, page F-6

History, page F-6

3. We have reviewed your response to comment five in our letter dated June 7, 2011. Your response indicates that all references to your year end have been revised to show a year end of September 30; however, you still disclose here that your fiscal year end is December 31. Please revise your disclosure as appropriate. Please also revise the company data section in EDGAR to correctly reflect your current fiscal year end of September 30th, rather than December 31st as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Michael Williams, Esq.